Ossen Innovation Engages BDO China Li Xin Da Hua as Independent Registered Accountants

SHANGHAI, March 31, 2011 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq:OSN), a China-based producer of an array of plain surface, and rare earth and zinc coated prestressed steel materials, announced today that the Audit Committee of the Board of Directors of the Company has approved the engagement of BDO China Li Xin Da Hua CPA Co., Ltd. ("BDO China" or "BDO") as the Company's independent registered accounting firm for the year ended December 31, 2010 and to conduct review engagements on the Company’s quarterly financial statement on an ongoing basis thereafter.  On the same date, the Board of Directors of the Company terminated the engagement of Sherb & Co., LLP as the independent registered public accounting firm of the Company effective immediately.

During the years ended December 31, 2009 and 2008 through June 30, 2010, there were no disagreements with the Company’s prior independent auditor, Sherb & Co., LLP, on any matter of accounting principles or practice, financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Sherb, would have caused Sherb to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such years.

Mr. Junhong Li, Chair of the Audit Committee, stated, "The Audit Committee and the entire Board is pleased to announce the appointment of BDO as the Company's new independent registered accounting firm. BDO has extensive knowledge and experience representing China-based, US listed companies and is a recognized name in the institutional investment community.  We look forward to a productive working relationship with BDO".

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province, with a combined capacity of 140,000 tons per year.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
HC International
Ted Haberfield, Executive Vice President
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.hcinternational.net